UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: September 30, 2000
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Morgan Stanley Dean Witter & Co.
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     (Last)                         (First)                      (Middle)

    1585 Broadway
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                                   (Street)

    New York                          NY                            10036
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Allscripts Healthcare Solutions, Inc. (MDRX)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     05/01
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
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  X     Form filed by More than One Reporting Person
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

          Table I -- Non-Derivative Securities Acquired, Disposed of or
                               Beneficially Owned


1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)    Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock               05/01/01   J(2)        1,300,000  D          0        3,954,063                 I(4)        through
                                                                                                                       participation

Common Stock               05/01/01   J(3)           66,527  A          0        3,954,063                 I(4)        through
                                                                                                                       participation

Common Stock               05/24/01   S(5)           14,900  D      $4.44        3,954,063                 I(4)        through
                                                                                                                       partnerships

Common Stock               05/25/01   S(5)           12,500  D      $4.24        3,954,063                 I(4)        through
                                                                                                                       partnerships

Common Stock               05/29/01   S(5)           39,127  D      $4.26        3,954,063                 I(4)        through
                                                                                                                       partnerships


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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






1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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




--------------------------------
Explanation of Responses:

(1)  Please see attached Joint Filer Information.                                                /s/ Peter Vogelsang
                                                                                     --------------------------------------------
(2)  Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture                     **Signature of Reporting Person
     Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur         By: Peter Vogelsang, authorized signatory
     Fund, L.P. (collectively, the "Funds"), of which Morgan Stanley Venture          for Morgan Stanley Dean Witter & Co.
     Partners III, L.L.C. is a general partner (the "General Partner"), made an in-kind distribution of 1,300,000 shares of Common Stock (the
     "Distribution"). The reported securities were distributed to the partners                 /s/ Debra Abramovitz
     of the Funds in proportion to their partnership interests in the Funds.         --------------------------------------------
                                                                                         **Signature of Reporting Person
(3)  Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") received            By: Debra Abramovitz, Vice President and
     66,527 shares of Common Stock in the Distribution.                                  Treasurer of Morgan Stanley Venture
                                                                                         Capital III, Inc., institutional managing
(4)  The reported securities are owned directly by the Funds. MSVC III, Inc.,            member of the General Partner of the
     as an institutional managing member of the General Partner, and Morgan              Funds, for each of these entities.
     Stanley Dean Witter & Co., as the ultimate parent company of MSVC III,
     Inc., each disclaim beneficial ownership of the securities except to the
     extent of their pecuniary interests therein.                                                                       06/08/01
                                                                                                                    -------------
(5)  MSVC III, Inc. sold the shares of Common Stock on the dates indicated.                                              Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)

                            JOINT FILER INFORMATION

     Each of the following joint filers has designated Morgan Stanley Dean Witter & Co. ("MSDW") as the "Designated Filer" for purposes of the attached Form 4:

         (1) Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") 1221 Avenue of the Americas
                New York, New York 10020

         (2) Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.") 1221 Avenue of the Americas
                New York, New York 10020

         (3) Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.") 1221 Avenue of the Americas
                New York, New York 10020

         (4) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")
                1221 Avenue of the Americas
                New York, New York 10020

         (5) Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.") 1221 Avenue of the Americas
                New York, New York 10020


         Issuer & Ticker Symbol: Allscripts Healthcare Solutions, Inc. (MDRX) Dates of Events Requiring Statement: 05/01/01, 05/24/01, 05/25/01,
                                              05/29/01


Signature: /s/ Peter Vogelsang
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          By: Peter Vogelsang, as authorized signatory for MSDW.


Signature: /s/ Debra Abramovitz
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         By:  Debra Abramovitz, as Vice President and Treasurer of
              MSVC III, Inc., the institutional managing member of MSVP III, L.L.C., the General Partner of MSVP III, L.P., the Entrepreneur Fund and MSVI III, L.P.